Teva Secures $33.75 Billion Financing Commitment

July 31, 2015, Jerusalem – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that it has entered into commitment letters relating to its pending acquisition of Allergan’s generic pharmaceuticals business with Bank of America Merrill Lynch, Barclays Bank PLC, BNP Paribas, Citi, Credit Suisse, HSBC, Mizuho Bank, Morgan Stanley Senior Funding, Inc., RBC Capital Markets and Sumitomo Mitsui Banking Corporation.

Pursuant to the commitment letters, the lenders have committed to provide Teva (i) up to $27,000,000,000 in loans under a senior unsecured Bridge Loan Credit Facility and (ii) up to $6,750,000,000 in loans under an Equity Bridge Loan Credit Facility. The commitments of the lenders are subject to customary conditions, including the negotiation of definitive financing agreements and other conditions as set forth in the commitment letters.

“With this commitment, we have secured financing for our proposed acquisition of Allergan’s generic pharmaceuticals business,” stated Eyal Desheh, Teva’s Chief Financial Officer. “We appreciate the strong support we received which stems from the compelling economics of this transaction.”

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

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Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on Teva’s current beliefs and expectations and involve a number of assumptions, known and unknown risks and uncertainties that change over time and could cause future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. These assumptions, known and unknown risks and uncertainties include, but are not limited to, those discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”), which factors are incorporated herein by reference. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “will,” “would,” “could,” “should,” “may,” “plans” and similar expressions. All statements, other than statements of historical fact, are statements that could be deemed to be forward-looking statements, including, but not limited to, statements about the proposed acquisition of the generics and over-the-counter businesses of Allergan plc (“Allergan” and the businesses, the “Allergan Generics and OTC Businesses”), the financing of the proposed transaction, the expected future performance (including expected results of operations and financial guidance), and Teva’s and the Allergan Generics and OTC Businesses’ future financial condition, operating results, strategy and plans. Important factors that could cause actual results, performance or achievements to differ materially from the forward-looking statements we make in this communication include, but are not limited to: the possibility that the acquisition of the Allergan Generics and OTC Business will not close; the effects of the acquisition, including Teva and the Allergan Generics and OTC Businesses’ future financial condition, operating results, strategy and plans; uncertainties as to the timing of the transaction; the failure to procure financing in a timely manner; the possibility that the expected benefits of the transaction and the integration of our operations with the Allergan Generics and OTC Businesses’ operations (including any expected synergies) will not be fully realized by us or may take longer to realize than expected; the ability to obtain regulatory approvals and satisfy other conditions to the acquisition on a timely basis and the effect of any conditions on such regulatory approvals; our ability to comply with all covenants in our current or future indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross default provisions; our and the Allergan Generics and OTC Businesses’ exposure to currency fluctuations and restrictions as well as credit risks; future results of on-going or later clinical trials for the Allergan Generics and OTC Businesses’ product candidates; our ability to obtain regulatory approvals and commercialize the Allergan Generics and OTC Businesses’ product candidates following the closing and market acceptance of such products; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; the costs and expenses associated with Teva’s rescinded offer to acquire Mylan N.V., uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines; the impact of competition from other market participants; adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our or the Allergan Generics and OTC Businesses’ significant worldwide operations; the impact on our earnings per share resulting from the planned issuance of equity for cash to partially finance the acquisition; and other risks, uncertainties and other factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.